EXHIBIT 99.1

ASM: TSX/NYSE American
Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

NEWS RELEASE

November 21, 2018

AVINO ANNOUNCES MANAGEMENT CHANGES

Avino Silver & Gold Mines Ltd. (ASM:TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) Today announced that Malcolm Davidson, Chief Financial Officer (“CFO”), will depart the Company immediately.

“Mr. Davidson spent eight years with Avino and we wish him the best in his future endeavours” said David Wolfin, President and CEO. “He built a strong finance team which will manage the transition to a new CFO effectively.”

The company will begin the selection process for a new CFO immediately, including external candidates. Nathan Harte, Avino’s Corporate Controller, will act as interim CFO.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.